Rabobank

2009 DEC 14 A 8:36

Rabobank Nederland
Directoraat Control Rabobank Groep

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 0031 302161940

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

09047496

SUPPL

Our reference BB/jcd
Date December 3, 2009

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the periode November 2009 and the Pricing Supplements of November 2009 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group

12/14

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Rabobank chooses sustainable energy

30-11-2009 | CSR news

Rabobank focuses on promoting sustainable energy as the most important energy source for the future. It is committed to contributing actively to this development by consciously choosing to invest in sustainable energy. The related condition is that there be a sufficient number of energy projects.

Sustainable energy projects
Rabobank has already played a role in realising more than EUR 4 billion in sustainable energy projects in recent years through Renewable Energy & Infrastructure Finance and the Rabo Green Bank. Examples include projects such as the Princess Amalia Wind Farm (an offshore wind project in the Netherlands), Belwind (an offshore wind project in Belgium), Belfuture (rooftop solar project in Belgium), Ecopower Bonaire (onshore wind project in Bonaire) and a wind farm project in the northern part of the Maharashtra district in India. The various business units of the Rabobank Group have collectively mobilised more than EUR 20 billion in sustainable energy.

Dutch Greentech Fund
The Dutch Greentech Fund that Rabobank recently introduced is another excellent example. This fund invests in promising Dutch technology start-ups that provide innovative technologies or processes that make the chain from raw material to end product more sustainable. The fund also concentrates on other activities including sustainable energy. It furthermore adheres to stringent sustainability criteria. In addition to Rabobank, the World Wildlife Fund is one of the participants in the fund.

From fossil energy to sustainable energy
Bringing about a shift from fossil energy to sustainable energy generation is vital in order to successfully limit climate change. Financing coal-fired power stations consequently no longer fits into the bank's strategic focus, unless the stations in question are co-fired with sustainable biomass or biomass fermentation or are equipped with a system for carbon capture and storage (CCS).

Confidence to invest in sustainable energy
In order to give sustainable energy a considerable boost, it is crucially important that the government creates favourable conditions by establishing a long-term and clear (subsidy) scheme. It must be a statutory scheme that gives distinctive precedence to sustainable energy both on the mains power supply and in the market. This will provide the market with the necessary confidence to invest in sustainable energy applications. The Dutch government could, for example, add a new category within the existing Green Scheme for companies that demonstrably wish to invest in reducing their energy footprint and CO2 emissions.

Related information

Corporate Social Responsibility

Examples of Green Financing In Dutch)

More information about Dutch Greentech Fund

Dutch banks call for clear agreements on sustainable energy

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Dutch Housing Market Quarterly

26-11-2009 | Economic news

The housing market in the Netherlands appears to be stabilising. It seems the worst of the decline in transaction numbers and house prices is behind us. The median house price as recorded by the NVM (Netherlands Association of Real Estate Brokers) has been rising in the last two quarters, albeit influenced by compositional effects.

Still, we expect that the other price series, which are published with a lag, will also indicate evidence of a stabilisation in house prices. The current situation on the Dutch housing market is therefore not comparable to the late 1970s and early 1980s, when house prices fell from their peak by some 30%. At that time a structural adjustment had taken place on the housing market, caused by fundamental changes to mortgage market, which meant that buyers could no longer borrow as much as was previously the case.

Current economic circumstances
Owing to current economic circumstances, including rising unemployment, the number of forced sales will increase somewhat. Nonetheless, the percentage of Dutch households struggling with repayment problems is the lowest in Europe (less than 0.5%), and this percentage is barely rising. Furthermore, in the bulk of cases, people manage to solve their problems within a matter of months, thus avoiding having to sell their house.

In 2009, the affordability of buying a house in the Netherlands showed a marked improvement. The underlying changes in house prices, mortgage interest rates and household income are not permanent in nature, however, which means that the improvement will be merely temporary.

For 2010 we envisage a stabilisation of the current level, after which affordability can be expected to deteriorate again, in the wake of expected higher house prices and rising mortgage rates.

Despite the lower mortgage output, total mortgage debt continues to climb. This is chiefly due to price rises from the past. Current buyers often have to take out a larger mortgage than their predecessors. Furthermore, the number of houses in the non-rental sector is still rising.

For **2009 we envisage a price drop of 3½%, followed** by a further decline of 1% in 2010. Next year's drop will be chiefly due to lower prices at the start of 2010 compared to 2009.

Related information

Dutch Housing Market Quarterly - November 2009

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Fund invests in promising Dutch 'green' technology start-ups

26-11-2009 | Press Releases

Rabobank, the World Wildlife Fund, the Delft University of Technology and Wageningen University have jointly established the Dutch Greentech Fund. The fund will invest in promising Dutch technology start-ups that develop innovative technologies or processes that make the chain from raw material to end product more sustainable. The related focus is on agriculture, food production and hydro, wind and bio-energy. The fund adheres to stringent sustainability criteria. The fund's founders are committed to working together to reinforce the innovative strength of businesses and consequently also of the Netherlands.

Sustainability and innovation are vital for the environment and knowledge economy

The fund invests in businesses by strengthening the share capital base, providing access to knowledge and supporting the entrepreneur in processes including developing a prototype into a commercially viable product and conducting the market introduction. Knowledge institutes Wageningen University and the Delft University of Technology are participating in the fund in order to achieve these aims. The World Wildlife Fund's participation underscores the high level of importance the partners place on sustainability. Rabobank possesses expertise and an extensive network in the field of innovation and sustainability and has a long-standing tradition in the agriculture and food sector.

Amount of equity investment
The fund will invest a maximum of € 2.5 million in a business in the form of a minority stake. The total size of the fund will amount to approximately € 21 million at its inception and this amount could be expanded to approximately € 40 million in early 2010. This level of investment capacity makes the fund an important supplement to the existing seed capital funds and as a result it will further stimulate innovation in agriculture, food production and hydro, wind and bio-energy. In light of the partners' knowledge and expertise and the available capital, the fund expects to be able to develop a portfolio of between 15 and 25 promising businesses.

Stringent sustainability criteria
The Dutch Greentech Fund will apply stringent sustainability criteria, which have been developed in part by the World Wildlife Fund, in relation to all applications made by businesses. The fund is furthermore launching a pilot that will entail developing a method for calculating, in addition to the financial returns, the future CO2 reduction returns of the technologies developed by the related businesses.

Quotes from partners:

Guus Verhees, Fund Manager of the **Dutch Greentech Fund**: 'It is wonderful that during a period of economic recession a group of partners with different backgrounds are prepared to invest in innovation and the climate. The added value of the Dutch Greentech Fund is comprised of a combination of knowledge, capital and network that is leveraged to help the entrepreneur to successfully introduce his or her product or technology to the market.'
www.dutchgreentechfund.nl

Ruud Nijs, Director of Corporate Social Responsibility at the **Rabobank Group**: 'Working to develop a safe and sustainable food supply and contributing to clean production methods are spearheads of our policy. The Dutch Greentech Fund fits in seamlessly with our idea of joining forces with partners to work towards a sustainable future.'
www.rabobank.com/csr

Johan van de Gronden, CEO of the **World Wildlife Fund** in the Netherlands: 'Clean technology is *the* solution to climate change. What's more, the sector is growing in all the countries around us. The Netherlands is the only country in which the level of investment in clean energy has declined.* In order to retain sustainable and innovative entrepreneurs in the Netherlands, they must be able to count on investors with a forward-looking vision. And the Dutch Greentech Fund is such an investor.'
www.wnf.nl

** Source: World Wildlife Fund report entitled: 'Clean Economy, Living Planet: building the Dutch clean energy technology industry.'*

Dr. Aalt A. Dijkhuizen, Chairman of the Executive Board of **Wageningen University**: 'We view the Dutch Greentech Fund as an extremely important opportunity to help starting entrepreneurs in our field to make their dream become a reality. We wish to utilise our participation in the Dutch Greentech Fund to contribute to genuine innovation and successful business.'
www.wur.nl

Professor Marco Waas, Dean with responsibility for knowledge valorisation at the **Delft University of Technology**: 'A lack of risk capital is a key reason for the lagging number of fast-growing clean tech businesses in the Netherlands. And it is precisely these companies that can contribute to strong economic and employment growth in the coming period. The Dutch Greentech Fund is consequently important for the future of the Netherlands.'
www.tudelft.nl

Related information

Corporate Social Responsibility

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Dutch banks call for clear agreements on sustainable energy

26-11-2009 | CSR news

We unanimously share the conclusion that the current climate change is being caused primarily by human actions. Vigorous measures are required now in order to contain further climate change. These measures must be aimed at considerably reducing the emissions of greenhouse gases by 50% to 85% in 2050. Time is running out to achieve these reductions and consequently to also prevent the critical limit of an increase in temperature of two degrees Celsius. A successful climate conference in Copenhagen is in everyone's interest and implementing the forthcoming treaty is everyone's responsibility.

A swift transition to primarily sustainable energy sources is needed in order to realise a strong reduction in greenhouse gases and to lower the use of fossil fuels. The Dutch banks also acknowledge this and will attribute greater attention to sustainable energy in their financing and investment activities. This will, however, require setting up a sufficient number of sustainable energy projects that have an acceptable level of risk for banks. It is consequently essential that government authorities create favourable and structural preconditions.

In this joint statement, ten Dutch banks are consequently calling first and foremost for all the participants of the climate conference in Copenhagen to do everything possible to realise a robust and sufficient climate treaty. The Dutch banks have signed the 'Copenhagen Communiqué' as a declaration of support for achieving a compelling climate result.

We are, more specifically, appealing to the Dutch government to move immediately following adoption of the climate treaty to create realistic and practicable conditions for vigorously stimulating sustainable energy in the Netherlands in order to be able to genuinely realise the targets formulated in Copenhagen. The banks support the introduction of a long-term and clear (legal) system that provides all market players with the resources and confidence to invest substantially in sustainable energy projects. There are excellent examples in countries such as Germany, the United Kingdom and Belgium of instruments that forcefully stimulate the market's investment in sustainable energy.

Following on from the climate conference, the banks will co-operate in a study conducted by the *Eerlijke Bankwijzer* (Honest Bank Guide). The study focuses on the Dutch banks' investments in sustainable energy and on how they can optimally contribute to a low carbon economy. The results of this study will be presented by 1 April 2010.

The ten Dutch banks and their CEOs are:

ABN AMRO (Gerrit Zalm), Aegon Bank (Jan Hendriks), ASN Bank (Ewoud Goudswaard), Friesland Bank (Robbert Klaasman), Fortis Bank Nederland (Jan Rutte), ING (Jan Hommen), Rabobank (Piet Moerland), Robeco Bank (Leni Boeren), SNS Reaal (Ronald Latenstein), Triodos Bank (Peter Blom)

Related Information

Press release Banks call for stimulus for sustainable energy

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Banks call for stimulus for sustainable energy

26-11-2009 | Press Releases

Ten Dutch banks are calling for measures against climate change. The banks have issued a joint statement appealing to the participants of the upcoming climate conference in Copenhagen to reach clear agreements regarding sustainable energy. They are also calling on the Dutch government to create favourable conditions for a swift transition to sustainable energy sources.

Dutch banks present a joint statement for Copenhagen

The banks' statement is aimed first and foremost at the participants of the climate conference to be held in Copenhagen. The banks are adamant that vigorous measures must be taken to contain further climate change. The banks are therefore calling on the conference participants to do everything possible to realise a robust and sufficient climate treaty.

The banks are furthermore appealing to the Dutch government to stimulate sustainable energy vigorously. The banks wish to focus greater attention on the financing of and investment in sustainable energy. They are consequently urging the Dutch government to quickly create the required conditions for this.

The four organisations behind the *Eerlijke Bankwijzer* (Honest Bank Guide), namely Oxfam Novib, Amnesty International, Friends of the Earth Netherlands (Milieudefensie) and FNV Mondiaal, support the banks' statement.

Related information

Dutch banks call for clear agreements on sustainable energy

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What do you mean, gold? I'll have red wine please.

24-11-2009 | Economic news

Gold is prosperity. But I wonder which basic needs gold can fulfil. As far as I know, you can't eat or drink it, live in it or use it to move from one place to another. In essence this means that gold only becomes valuable when you trade it for something you can use. In other words, gold derives its value from other people's willingness to provide their goods and services in exchange for payment in the precious metal. Gold is consequently not distinctive from paper money or positive bank balances in any way whatsoever. Money, regardless of its form, draws its value from general acceptance. It is nothing more than an agreement.

Not a guarantee of monetary soundness
Gold also does not constitute a guarantee of monetary soundness. The history books are brimming with chronicles of gold coins that through time came to contain less gold and more and more brass. The most notable exception I am aware of is the Solidus, which was originally cast by the Romans and went on to be used as the most important Byzantine coin for centuries. This coin more or less retained its gold weight through the centuries. Was this due to the magical quality of the gold or to the discipline of the issuing authorities? You guessed it, it was thanks to the latter. And this completes the parallel with paper money.

The magic of gold
So what lies at the heart of the magic of gold? Many people think it is beautiful and it seems to have a mystical aura. It is also true that it is terribly easy to make paper money. This obviously makes linking paper money to a non-perishable precious metal that cannot be produced in unlimited quantities very useful. While this linkage can have a disciplinary effect on the creation of money, it also clearly reveals the limitations of the gold system. If the quantity of money had only been able to fluctuate in tandem with the relatively random supply of gold, there would have never been sufficient monetary expansion to accommodate our growth in prosperity. It would have caused us to wind up in a continuous process of deflation and, as everyone knows, that would have entailed serious problems. This is why in recent centuries the gold standards have consequently been gold core standards. This enabled them to both sustain the illusion of gold and to organise the required flexibility of the quantity of money. In order to maintain the discipline of the central banks, it is better for them to be positioned at a distance from the world of politics and to make them responsible for price stability. This system usually works extremely well.

Grand cru red wine
The Gold Standard, which was incidentally based on a surprisingly low quantity of gold and can be described just as effectively as the Sterling Standard, was also not the longest functioning money standard. The shell, wampum and tobacco standards rival for that honour. The Tobacco Standard functioned more or less satisfactorily for hundreds of years in the British colonies in America. This rich history is chronicled brilliantly in Galbraith's classic masterpiece entitled 'Money'. If we then still want to go back to a raw material standard, I propose linking the quantity of money to the quantity of Grand Cru red wine. There is light elasticity in the supply, so it is more predictable than the quantity of gold. And speaking of predictability: You receive a guaranteed 11%-15% with wine. And, to top it off, it is a 100% liquid investment, so you can always drink it if things take a turn for the worse. That's a lot better than gazing thirstily at your gold stocks.

Dr. Wim Boonstra, Chief Economist Rabobank Group
Dr. Boonstra has published numerous articles on banking, financial markets, international economics and business cycles.

More articles from Wim Boonstra

After the earthquake

Dollar recovery ahead?

Dutch housing market: solid as a rock

The EMU must move a step further

The inflation hawk

World standard currencies: will the Euro be next?

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Working with UNEP on a water-sustainable economy

11-11-2009 | CSR news

To help financial institutions understand and effectively manage water issues, the United Nations Environment Programme (UNEP) has created a number of briefings. The first report about water in agribusiness was presented during UNEP Financial Initiative's annual meeting in Cape Town in October. Rabobank water manager Peter Vos is a core team member of UNEP's Water & Finance Work Stream, and discusses financial institutions and a water-sustainable economy.

Water-sustainable economy
While the color 'green' has finally started to root itself in the consciousness of people and businesses, the color 'blue' is still struggling to get the consideration it deserves. We cannot have a 'green' sustainable world economy without having a 'blue' water-sustainable economy as well.

First steps to water-sustainable future
The first steps are for the global water crisis to take centre stage just as climate change has. Water become a priority on the agendas of governments and regulators, and water sustainability needs to be taught in schools and universities. Products and services also need to be benchmarked, rated and differentiated according to the amount of water used in their life-cycle and in their supply chain.

Challenges for food and agribusiness
Water is a fundamental raw input to numerous industries and business sectors. Both water quality and security of supply are essential for their long-term financial performance. This is even stronger in the sector where Rabobank is engaged: food and agribusiness. One of the main challenges ahead for financial institutions is how we will adapt to the changing water fundamentals in the sectors we finance and invest in.

Global, regional and local water issues
For the first time, a report has been presented that substantiated performance indicators for the different geographical regions where water is an issue: Australia, India, Brazil, the Mediterranean and South Africa. Some of these regions also happen to be important Rabobank markets. Therefore, Rabobank India and Rabobank Brazil have also joined together with UNEP to bring in the necessary regional focus and expertise.

Down-to-earth discussions
The UNEP water in agribusiness report forms the first good basis for financial institutions to assess the water-performance of farms and agribusiness operations. At Rabobank, we see the UNEP report as a way for high-level, strategic boardroom discussions about water sustainability to be brought down-to-earth to the relationship managers and others who are closest to our clients.

Related information

United Nations Environment Programme
Turning the tide on water
Agriculture's water footprint
Progression on the waterfront
Watering Scarcity report

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Global Focus: New Zealand Wine

11-11-2009 | Food and Agribusiness news

Wine consumers in most key markets like the UK, Australia and US are continuing to drink similar quantities of wine during the economic crisis, says a Rabobank report. Some are predicting that the crisis may result in a permanent shift in mainstream wine consumers' spending towards inexpensive brands.

Recession trends
The recession has brought a reversal of the trend to consumers trading up to higher priced wines. The industry has been impacted by a clear and widespread trend to trading down and reduced spending on eating and drinking out, says the Global Focus New Zealand Wine report.

Although the worst of the current financial crisis is now over, the slowdown has had a marked effect on consumer spending in markets where New Zealand sells wine, says the report. The UK, Australia and the US markets combined make up 85 percent of New Zealand wine exports.

Wine consumption patterns
"The concern for coming years is the prospect that recent shifts in wine consumption patterns will prove enduring, given the likely slow rate of recovery in market conditions," the Rabobank report says.

The report suggests that if potential supply growth is left unchecked, exports will need to potentially increase by around 80 million litres to avoid further inventory accumulation.

"There's little question that New Zealand could sell another 80 million litres, but there is a high risk that much of the additional wine would be sold in bulk, putting downward pressure on grape prices and the margins of existing bottle sales, and endangering the country's image as a super-premium supplier," says the report.

Creating value
The Rabobank report advises New Zealand wineries to focus heavily on value creation in the next few years and says that those companies with strong, established brands are well placed to survive the shift.

Press Release - Global Focus Report on New Zealand Wine

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Palm oil prices ripe for a fall

10-11-2009 | Food and Agribusiness news

In the coming months, palm oil prices look set for a downward correction, says Rabobank's Agri Commodity Markets Research. The November report predicts a further build-up in palm oil stocks as production progresses through a seasonal upturn in Malaysia and Indonesia.

Competition from other oils
In recent weeks, palm oil spread against soy oil has also weakened after having recovered strongly during the first half of 2009. A build-up in both importer and exporter stock levels looks set to weigh on palm oil prices in coming months. The palm oil prices discount to soy oil prices has started to widen again, providing an incentive for consumers to switch consumption to palm oil.

However, a record soybean crop in South America is expected in the first quarter of 2010, and will likely pressure oilseed complex prices.

Palm oil stocks
Palm oil prices look set for a downward correction in coming months based on increasingly bearish fundamentals. This is the first time in nearly 12 months that the MDEX palm oil futures curve has shown any sort of carry, which demonstrates the growing concern that a build-up in palm oil stocks is imminent.

This year, production in Malaysia has been below expectations as tree stress and dry weather resulting from the El Nino development have caused yields to fall below average levels. However, Rabobank estimates year-end Malaysian palm oil stocks will still reach 2 million tonnes creating a bearish price environment over the closing months of 2009.

Food & Agribusiness Research

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Connecting with business women in Sri Lanka

9-11-2009 | CSR news

Rabobank Foundation and five local member banks are supporting a project to help provide food and accommodation, and bring a better future within reach for women living in Sri Lanka.

Poverty in Sri Lanka
Nearly a quarter of the population lives below the poverty line. This figure climbs to more than 80% in rural areas. Women in Sri Lanka usually do not have any financial means of their own, explains Rob Veldhuizen of Rabobank Hilversum-Vecht en Plassen.

"Prolonged civil wars and the tsunami nearly five years ago have left deep scars. This Rabobank Foundation project supports the work of the Arthacharya Foundation in Sri Lanka and is aimed at offering women in particular a better future," said Veldhuizen.

Collecting household refuse
The Arthacharya Foundation brings the Sri Lankan women together in groups of ten. They are given assistance in creating work and joining forces to carry out social and cultural activities. For example, the women collect and sort household refuse. They make compost from kitchen and garden waste and sell it locally. The women also sell the plastic and cardboard refuse to a processing plant.

"Five of these groups together form a CBO (Community Building Organisation). This is comparable to a members association or a local members committee, which is how Rabobank started more than 110 years ago," explains Pierre van Hedel of the Rabobank Foundation.

Repayment of small business loans
There is considerable social control within the CBOs for each member to repay loans on time. If a member is for some reason unable to repay a loan on time, all the members join forces to repay the loan collectively.

Many of the loans are used to start small businesses. If one woman happens to be good at making clothes for her children, she is encouraged to make additional items of clothing that she can sell. And someone who has a small farm and wants to invest in a new cow is motivated to start making yoghurt.

"You can see the people gaining self-confidence and independence. The women radiate a tremendous sense of pride. They can no longer imagine life without Arthacharya," said Veldhuizen.

Adopted by five local banks
The Rabobank Foundation is providing 400,000 euros in support to the project. After Rabobank Hilversum-Vecht en Plassen location became involved, four more local Rabobanks in Noord-Gooiland, Greater Utrecht, Utrechtse Heuvelrug and Kromme Rijnstreek also decided to adopt the project in Sri Lanka.

Rabobank Foundation

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Economic Research: Western Europe November

6-11-2009 | Economic news

Now that the biggest shocks of the financial crisis and the collapse in world trade are behind us, a rising number of economies are finding the way back to the path of economic growth. But among the big countries in the euro zone, sizeable differences are taking shape. While Germany and France struggled out of recession in the second quarter already, and Italy appears to have followed in the third quarter, Spanish economic activity took another step down.

Germany – Tax cuts: a shot in the arm or in the foot?
Merkel's tax cuts is certainly good news if it can bolster consumption. However, the increase in consumers' uncertainty concerning the economic outlook, thanks to the anticipated pickup in unemployment and inflation, is expected to dampen consumption in 2010. In that case, the government might have no choice but to consolidate fiscal policy even sooner to reach their 2016 target.

France – The French economy shuffles forward
The third quarter will probably show a cautious prolongation of the economic recovery. The most promising news came from the industrial sector where output increased with 1.8% in August and the sentiment of the purchasing managers in the manufacturing industry was almost exuberant. Still, the expectation remains that the further recovery in France will be a subdued process in which not all the lost terrain can be regained.

Italy – Growth resumes, but fails to convince just yet
The Italian economy most likely exited recession in the third quarter of 2009. The recovery, however, will lack strength as the early growth is all too dependent on the temporary impulse provided by the turnaround from de-stocking to re-stocking. In contrast, final demand for Italian products has failed so far to exhibit a convincing recovery. Judging from the ailing export orders, the Italian export sector is having a hard time latching onto the global economic turnaround.

Spain – Recession continues
Owing much to government policies, the pace of economic contraction in the third quarter eased markedly compared to earlier this year. But the Spanish economy remained in recession. Knowing that government will withdraw most of its support in 2010, the current difficulty of getting out of recession *with* government support does not bode well for recovery prospects next year. In October, economic weakness was reflected in unambiguous deflation.

The Rabobank Economic Research Department follows, analyses and predicts financial and economic developments in the Netherlands and around the world.

Related information

Economic Research: Western Europe September

Economic Research: Western Europe October

Economic Research - November Update Germany

Economic Research - November Update France

Economic Research - November Update Italy

Economic Research - November Update Spain

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EBRD and Rabobank set up new private equity fund

4-11-2009 | Press Releases

The EBRD (European Bank for Reconstruction and Development) and Rabobank Group are teaming up to support businesses with private equity financing during this period of tight liquidity by setting up a new private equity fund - Resource Eastern European Equity Partners I, LP.

□51 million to boost investments in food and agribusiness sector

The EBRD and Rabobank Group are teaming up to support businesses with private equity financing during this period of tight liquidity by setting up a new private equity fund - Resource Eastern European Equity Partners I, LP.

The Fund will focus primarily on investing in mid-cap food and agribusinesses in Poland, as well as in other EU member states in central and south-eastern Europe, operating in food processing, manufacturing, retail and logistics sectors, which have been historically underserved by private equity.

Through their collaboration, the EBRD and Rabobank Group are supporting an experienced team of private equity veterans in this newly established venture, aiming to expand private equity investments activity in central and south-eastern Europe at a time of significant liquidity constraints and capitalising on the unique investment proposition this offers.

Resource Partners GP Ltd, a limited liability company acting as the Fund's General Partner, is led by Ryszard Wojtkowski, previously a partner in Enterprise Investors and Carlyle private equity group.

The Fund will have a first close of €51 million, of which the EBRD and Rabobank Group are investing €25 million each. Resources Partners GP is contributing €1 million. EBRD's and Rabobank Group's respective shares of the Fund will be diluted as third-party financing is raised and the Fund reaches its target size of €200 million.

"The EBRD is pleased to join forces with Rabobank Group, a leading global bank for the food and agribusiness sectors, and to support the development of the private equity sector in central and south-eastern Europe. This project will bring the much needed resources and knowledge to support the development of prospective businesses in the current more challenging times," said Nick Tesseyman, EBRD Business Group Director for Financial Institutions and Private Equity.

"Rabobank has a strong position in the food and agribusiness sector in Poland and we believe private equity investments in these businesses in the region have superior return potential. We are excited to work together with EBRD as our partner in this promising venture," Sipko Schat, member of the Executive Board of Rabobank, added.

To date the EBRD has committed €2.7 billion in various private equity funds investing in countries of the Bank's operations.

Since the beginning of its operations in Poland the EBRD has invested close to €3.8 billion in more than 200 projects in various sectors of the country's economy.

Related information

European Bank for Reconstruction and Development website

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The US dollar, the world's reserve currency

4-11-2009 | Economic news

Much has been written lately regarding the demise of the US dollar (USD) as the world's reserve currency, in part due to global central bank diversification. However, what does being a reserve currency mean and what are the real prospects of such a transition away from the US dollar? Rabobank's senior currency strategist Jeremy Stretch explains.

What is a reserve currency?
By definition, a reserve currency is one which is held in significant quantities by governments and institutions as part of foreign exchange reserves. The currency is internationally accepted and is often used to price internationally traded products, for example such as oil. Against the definition, it is easy to see how the US currency easily fulfils the criteria.

The description or characteristics of a reserve currency underline one of the prime reasons that prevent any quick move away from the US dollar (USD), namely a lack of internationally traded products being priced in alternatives to the USD. Also the lack of a single unified government debt/bond market acts as a negative for those looking for the euro to become a USD reserve currency alternative.

Other currency options
We have also seen both China and Russia put forward the option of using the SDR, Special Drawing Rights the internal unit of account of the IMF, which is a currency basket. However, the lack of either significant global foreign exchange reserves or a government debt markets suggests that current alternatives to the USD remain negligible.

There are few obvious alternatives to the USD as a reserve currency. Nevertheless, we have currently seen the share of the USD diminish amongst known global central bank reserves, from a peak at around 71% to around 63% currently according to the IMF. The calculation and breakdown of global foreign exchange reserves (FX) remains fraught with difficulty. However, the share of global FX reserves for which the composition is known has steadily decreased from 78% ten years ago to 63% by the latest reckoning.

Chinese foreign exchange reserves
The 15%-point decline is relevant since over the last ten years we have seen a huge jump in Chinese foreign exchange reserves, for which a breakdown is not known. Exports from China have risen dramatically due to an export orientated economic policy and thus China has seen the largest increase in reserves. Since estimates of USD holdings amongst those reserves could be as high as 75%, it would appear that there are no obvious signs yet of a broad based abandoning of the USD as a global reserve currency.

Transition of economic power
For the foreseeable future, it is likely that the USD will remain the world's reserve currency. Nevertheless, a global strategic shift is taking place in the transition of global economic power towards the G20 and the emerging world. Over time, we are likely to see a gradual move away from USD.

Dollar dominance
The big reserve holders such as China have accumulated huge quantities of USD based assets, this as Chinese FX reserves total around USD 2.3 trillion. This suggests that under current economic regimes geared to maintaining export growth, any diversification away from the USD is not really feasible. Moreover, there is no one currency likely proving to replace the long period of USD dominance. Thus, a move away from the sole use of the US dollar to a global economy with several competing currencies could well take several decades.

Jeremy Stretch
Rabobank Currency Strategist

Rabobank

Rabobank in business

Sustainable production in the pork chain

2-11-2009 | Food and Agribusiness news

For the pork chain, the decade ahead will be characterised by more requirements for sustainability. In a competitive market and a changing society, business owners in the pig farming sector will need an open and international perspective to address new opportunities quickly and flexibly, says a Rabobank report on the future of pig farming.

In October together with VION Food Group, Rabobank opened the Agricultural Trade Fair in Den Bosch, the Netherlands where several experts talked about the complexity of the global pig meat market and changing consumer demands.

Growing with borders
Rabobank foresees greater competition in Europe and good opportunities for pig sector now and in the future, said Dirk Duijzer Director of Food & Agri at Rabobank Nederland. "The sector as a whole, including the processing industry, has always been able to engage successfully in exports. Business owners in the sector are also able to integrate higher costs into their operations without losing competitiveness," said Duijzer.

The Dutch pork chain has traditionally held a strong position in Europe. "In the past, entrepreneurs in the pig farming sector have been able to deal with increasingly strict requirements and to seize new opportunities. This capability will be beneficial in connection with the anticipating requirements concerning sustainability," said Duijzer.

Income on the international market
The strategy of VION Food Group is aimed at expanding their international position to generate a better price for the Dutch pig farmers, said Peter Beckers, member of the Executive Board of VION Food Group.

"Only on a global market can we generate income on the total pig carcass. We see opportunities to grow in Brazil, Russia, India and especially in China. However, it does take time. Local retail partners need time to grow before they can play an active role in the global market," said Beckers.

Generating public support for pig farming
Rabobank has also identified a number of points for attention for pig farming. Duijzer referred specifically to maintaining public support for the sector. He is convinced that taking an open, transparent and inviting attitude towards society and demonstrating a collective commitment will constitute key challenges for Dutch pig farmers.

"These are also conditions to ensure that improving the sustainability of pork production will successfully create value in the market. I expect that the Netherlands will be able to play a pioneering role in this area based on the level of entrepreneurship within the sector," said Duijzer.

Food & Agribusiness Research

Contact form Food & Agribusiness Research

NOTICE OF FINAL AGGREGATE NOMINAL AMOUNT

RABOBANK NEDERLAND

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

ISIN CODE: XS0453698756

SERIES NO: 2094A
TRANCHE NO: 1
EUR 100,000,000 Floating Rate Notes 2009 due 6 November 2016 (the "Notes")

Reference is made to the Final Terms dated 28 September 2009 (the "**Final Terms**") relating to the Notes issued by Coöperatieve Centrale Raiffeisen Boerenleenbank B.A. (Rabobank Nederland) (the "**Issuer**"). Under the Terms and Conditions of the Notes the Issuer reserved the right to increase or decrease the Aggregate Nominal Amount of the Notes depending on the amount of Notes subscribed for during the subscription period. In accordance with this right the Issuer has decided to increase the Aggregate Nominal Amount of the Notes.

The Issuer hereby confirms that the final Aggregate Nominal Amount of the Notes is EUR 267,500,000.

This notice has been prepared for information purposes only. The offering of the Notes is being made solely on the basis of the Final Terms together with the Offering Circular dated 8 May 2009 and the Offering Circular Supplement dated 23 October 2009.

Date: 3 November 2009

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2094A
TRANCHE NO: 1
EUR 100,000,000 Floating Rate Notes 2009 due 6 November 2016 (the "Notes")

Issue Price: 100.50 per cent.

Rabobank International

The date of these Final Terms is 28 September 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prosoectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

A Dutch language description of the principal terms of the Notes is contained Annex I hereto.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2094A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		The Aggregate Nominal Amount of the Notes will depend on the demand for the Notes during the subscription period. Any increase or decrease will be published as soon as practicable after close of the subscription period (as further set out in Part B item 12 (vii)).
	(i)	Series:	EUR 100,000,000
	(ii)	Tranche:	EUR 100,000,000
5	Issue Price:		100.50 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount:	EUR 1,000
7	(i)	Issue Date:	6 November 2009

//

	(ii) Interest Commencement Date (if different from the Issue Date):		Not Applicable
8	Maturity Date:		Specified Interest Payment Date falling on or nearest to 6 November 2016
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3 month EURIBOR Floating Rate further particulars specified below
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	6 November in each year, commencing on 6 November 2010 and ending on the Maturity Date
	(iii)	Business Day Convention:	Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and	The Calculation Agent

		Interest Amount(s) (if not the Calculation Agent):	
	(viii)	Screen Rate Determination (Condition 1(*a*)):	Not Applicable
	(ix)	ISDA Determination (Condition 1(*a*)):	Applicable
	-	Floating Rate Option:	EUR-EURIBOR-Reuters
	-	Designated Maturity:	3 months
		- Reset Date:	The first date of each Interest Period
		- ISDA Definitions:	Not Applicable
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	3.00 per cent. per annum
	(xii)	Maximum Rate of Interest:	6.00 per cent. per annum
	(xiii)	Day Count Fraction (Condition 1(*a*)):	30/360, unadjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	***Call Option***	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 1,000 per Calculation Amount

//

25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	*Not Applicable*
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same *(if* required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality *(Condition 7(j))* or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition *7(h)) or (f) in the case of* Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	Not Applicable
(ii)	Redemption for taxation reasons permitted on days other than *Interest Payment* Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) *(Condition 10(f))*:	Yes

//

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable

//

	(ii) *Stabilising Manager(s) (if any):*	Not Applicable
	(iii) *Dealer's Commission:*	0.30% of the Aggregate Nominal Amount sold by the distributor, to be paid upfront at the Issue Date.
37	If non-syndicated, name and address of Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), London Branch Thames Court, One Queenhithe London, EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	*Applicable TEFRA exemption:*	*D Rules*
39	*Additional selling restrictions:*	Not Applicable
40	*Subscription period:*	From (and including) 5 October 2009 9.00 (Amsterdam time) to (and including) 30 October 2009 15.00 (Amsterdam time) (as further set out in Part B item 12 (i)).

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,550

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk.

As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)*, in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Naţională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 **Interests of natural and legal persons involved in the issue**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **Reasons for the offer, estimated net proceeds and total expenses]**

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	EUR 100,200,000
(iii)	Estimated total expenses:	EUR 300,000 (comprising of the Dealer's commission)

6 **Yield** *(Fixed Rate Notes Only)*

Not Applicable

7 **Historic interest rates** *(Floating Rate Notes only)*

Details of historic EURIBOR rates can be obtained from Reuters EURIBOR01.

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** (*Index-Linked Notes only*)

Not Applicable

9 **Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11 **Operational information**

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0453598756
(iii)	Common Code:	045359875
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch, Croeselaan 18, 3521 CB Utrecht, The Netherlands

12 General

		Applicable
(i)	Time period during which the offer is open:	The offer of the Notes is expected to open at 09.00 hrs. (Amsterdam time) on 5 October 2009 and close at 15.00 hrs. (Amsterdam time) on 30 October 2009 or such earlier or later date or time as the Issuer may determine and will be announced on www.raboglobalmarkets.nl. The Issuer reserves the right to withdraw, extend or alter the offer of the Notes before payment has been made on the Notes. Such withdrawal, extension or amendment will be announced in the aforementioned manner.
(ii)	Description of the application process:	All applications will be made (directly or indirectly) through the Dealer and allocated in full subject to the below.
(iii)	Description of possibility to reduce subscriptions:	Subscriptions in excess of the Aggregate Nominal Amount shall, in principal, be honoured automatically.
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Minimum amount of EUR 1,000 and maximum amount not applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Delivery against payment
(vii)	Manner and date in which results of the offer are to be made public:	The Issuer reserves the right to increase or decrease the Aggregate Nominal Amount of the Notes to be issued. Such increase or decrease will be announced on the aforementioned manner. If the Issuer increases or decreases the Aggregate Nominal Amount the number of Notes issued will be increased or, as the case may be, decreased by a number equal to the division of the increased or, as the case may be, decreased Aggregate Nominal Amount by the Specified Denomination.
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

//

Annex I

DUTCH LANGUAGE DESCRIPTION

NEDERLANDSTALIGE BESCHRIJVING VAN DE UITGIFTE VAN

EUR 100,000,000 FLOATING RATE NOTES 2009 DUE 6 NOVEMBER 2016

(RABO VARIABLE COUPON OBLIGATIE 3)

Onder het EUR 110.000.000.000 Global Medium-Term Note Programme geeft Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (hierna Rabobank Nederland) nominaal EUR 100,000,000 Floating Rate Notes 2009 due 6 November 2016 (Rabo Variabele Coupon Obligatie 3) (de "Obligatie").

De volledige leningsvoorwaarden voor de Obligatie worden uiteengezet in het Engelstalige Basis Prospectus gedateerd 8 mei 2009 (hierna het Basis Prospectus). De Engelstalige Final Terms, gedateerd 28 september 2009 (hierna de *Definitieve Voorwaarden) dienen tezamen met het* Engelstalig Basis Prospectus gedateerd 8 mei 2009 (het Basis Prospectus, en tezamen met de Definitieve Voorwaarden, hierna het "Prospectus") te worden gelezen. Potentiële investeerders worden hierbij gewezen op de 'Risk Factors' op pagina's 8 tot en met 15 van het Basis Prospectus. Hieronder volgt een beschrijving van de voornaamste kenmerken van de Obligatie.

De uitgiftedatum voor de Obligatie is gesteld op 6 november 2009. De inschrijvingsperiode begint op 5 oktober 2009 en eindigt op 30 oktober 2009 om 15.00 uur (Amsterdamse tijd) (hierna de "*Inschrijvingsperiode*"). Rabobank Nederland behoudt zich het recht voor om de Inschrijvingsperiode vervroegd te sluiten, te verlengen dan wel aan te passen en om het aanbod tot uiterlijk 5 november 2009, eind van de dag, terug te trekken. Een dergelijke gebeurtenis zal door Rabobank *Nederland worden bekend gemaakt via www.raboglobalmarkets.nl.*

Indien de inschrijvingen op de Obligatie gedurende de Inschrijvingsperiode het totale nominale bedrag van EUR 100.000.000 overschrijden of onderschrijden, kan *Rabobank Nederland het* totale nominale bedrag verhogen respectievelijk verlagen. De toewijzing van de Obligatie geschiedt systematisch. Rabobank Nederland behoudt zich het recht voor om een nieuwe serie of tranche van de Obligatie met dezelfde voorwaarden uit te geven die dooréénleverbaar zullen zijn met de thans uit te geven Obligaties.

De Obligatie wordt uitgegeven tegen een uitgifteprijs van 100,50%, zijnde EUR 1.005 per Note. Potentiële kopers kunnen per Note van EUR 1.000 nominaal (hierna de "Nominale Waarde") inschrijven. *Afwikkeling van de Obligatie vindt plaats via de systemen van* Euroclear en Clearstream.

De looptijd van de Obligatie is 7 jaar. De einddatum *zal 6 november 2016 (hierna de "Einddatum")* zijn. Alle berekeningen vanwege de Obligatie worden gemaakt door de daarvoor aangewezen agent ('Calculation Agent').

Rentevergoeding

De rentevergoeding van de Rabo Variabele Coupon Obligatie 3 wordt vastgesteld op basis van een vaste formule. Deze wordt ieder jaar voor het navolgende jaar gebaseerd op het 3-maands Euribor *rentetarief* zoals dat twee werkdagen voor de daaropvolgende jaarlijkse renteperiode wordt gepubliceerd op de Reuters pagina EURIBOR01. De rentebetaaldag is 6 november van elk jaar, voor de eerste keer op 6 november 2010.

De minimale jaarlijkse rentevergoeding bedraagt daarbij 3% van de nominale waarde. Er is echter ook een maximum aan verbonden: de maximale jaarlijkse rentevergoeding bedraagt 6% van de nominale waarde. Indien het 3-maands Euribor rentetarief meer dan 6% is, *ontvangt u dus een* rentevergoeding van 6% van de nominale waarde.

De rentebetalingen zijn berekend op basis van het aantal dagen (30/360) maal de vastgestelde rente, met een maximum van 6% en een minimum van 3%.

Aflossing

De Rabo Variabele Coupon Obligatie 3 wordt afgelost op de Einddatum tegen de Nominale Waarde, EUR 1.000.

Risico's

De volgende risico's zijn van toepassing op de Rabo Variabele Coupon Obligatie 3. Deze opsomming is overigens niet volledig. Lees voor een uitgebreide beschrijving van de risico's van het product het Prospectus.

Renteontwikkeling

Tijdens de looptijd is de waarde van de Rabo Variabele Coupon Obligatie 3 voornamelijk afhankelijk van de renteontwikkeling. De koers van de Rabo Variabele Coupon Obligatie 3 kan door deze of andere renteontwikkelingen variëren. De terugbetaling van de Nominale Waarde van de Obligatie is alleen op de einddatum gegarandeerd. Bij tussentijdse verkoop is dat niet het geval. Een aantal renteontwikkelingen kan een negatief effect op de koers van de Obligatie hebben. Twee voorbeelden van deze renteontwikkelingen worden hierna beschreven. Deze voorbeelden beschrijven slechts twee mogelijke situaties en geven geen volledig beeld van alle mogelijkheden.

Verschil tussen nominale waarde en uitgifteprijs

De uitgifteprijs is 100,5% van de nominale waarde van de Obligatie. Op de einddatum ontvangt u 100% van de Nominale Waarde.

Debiteurenrisico

Als belegger loopt u debiteurenrisico op de uitgevende instelling van de Obligatie: de Centrale Coöperatieve Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

Notering

Een aanvraag tot notering aan Euronext Amsterdam by NYSE Euronext is ingediend.

Deze beschrijving van voornaamste kenmerken van de Rabo Variabele Coupon Obligatie 3 is een beschrijving en vertaling van het Prospectus. Het Prospectus is evenwel beslissend. Deze tekst in de Nederlandse taal is opgesteld om zo nauwkeurig als redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen van de Engelstalige documentatie. Bij onderlinge verschillen tussen het Prospectus en deze Nederlandstalige beschrijving zal het Prospectus evenwel doorslaggevend zijn.

Het Basis Prospectus en de Definitieve Voorwaarden zijn kosteloos verkrijgbaar ten kantore van Rabobank Nederland, Croeselaan 18, 3521 CB Utrecht en via www.raboglobalmarkets.nl.

NOTICE OF FINAL AGGREGATE NOMINAL AMOUNT

RABOBANK NEDERLAND

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000

Global Medium-Term Note Programme

Due from seven days to perpetuity

ISIN CODE: XS0453598756

SERIES NO: 2094A

TRANCHE NO: 1

EUR 100,000,000 Floating Rate Notes 2009 due 6 November 2016 (the "Notes")

Reference is made to the Final Terms dated 28 September 2009 (the "**Final Terms**") relating to the Notes issued by Coöperatieve Centrale Raiffeisen Boerenleenbank B.A. (Rabobank Nederland) (the "**Issuer**"). Under the Terms and Conditions of the Notes the Issuer reserved the right to increase or decrease the Aggregate Nominal Amount of the Notes depending on the amount of Notes subscribed for during the subscription period. In accordance with this right the Issuer has decided to increase the Aggregate Nominal Amount of the Notes.

The Issuer hereby confirms that the final Aggregate Nominal Amount of the Notes is EUR 267,500,000.

This notice has been prepared for information purposes only. The offering of the Notes is being made solely on the basis of the Final Terms together with the Offering Circular dated 8 May 2009 and the Offering Circular Supplement dated 23 October 2009.

Date: 3 November 2009

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2055A
TRANCHE NO: 7

AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 (the "Notes")

(to be consolidated and form a single series with the AUD 175,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 July 2009, the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 5 August 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 August 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 16 September 2009, the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 24 September 2009 and the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 14 October 2009

Issue Price: 99.625 per cent. (plus 102 days' accrued interest from and including 27 July 2009 to but excluding 6 November 2009)

TD Securities

The date of these Final Terms is 4 November 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 8, 2009 and the supplemental Offering Circular dated October 23, 2009, relating to a recent development, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2055A
	(ii)	Tranche Number:	7
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 700,000,000
	(ii)	Tranche:	AUD 100,000,000
5	Issue Price:		99.625 per cent. of the Aggregate Nominal Amount plus 102 days' accrued interest from and including 27 July 2009 to but excluding 6 November 2009
6	(i)	Specified Denominations:	AUD 1,000
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	6 November 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	27 July 2009

8	Maturity Date:		27 July 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	27 July in each year commencing on 27 July 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	AUD 55.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA, following unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission

37	If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable
GENERAL		
41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.615385, producing a sum of (for Notes not denominated in Euro):	Euro 61,538,500
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 6 November 2009 The Notes are to be consolidated and form a single series with the AUD 175,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 July 2009, the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 5 August 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 August 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 16 September 2009, the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 24 September 2009 and the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 14 October 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 99,771,986.30
(iii)	Estimated total expenses:	AUD 1,390,000 (comprising a combined management, selling and underwriting commission of AUD 1,375,000 and Managers' expenses of AUD 15,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.64 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN:	XS0440737905
(iii)	Common Code:	044073790
(iv)	German WKN-code:	A1AKDU
(v)	Valoren Code:	CH10371778
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

RECEIVED
2009 DEC 14 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2013A
TRANCHE NO: 7
NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 (the "Notes")

(to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 18 June 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 22 July 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 10 August 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 1 September 2009 and the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 9 October 2009)

Issue Price: 101.725 per cent. (plus 161 days' accrued interest from and including 29 May 2009 to but excluding 6 November 2009)

TD Securities

The date of these Final Terms is 4 November 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 and the supplemental Offering Circular dated October 23, 2009 relating to a recent development which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular as so supplemented.. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(ii)	Series Number:	2013A
	(iii)	Tranche Number:	7
3	Specified Currency or Currencies:		Norwegian Krone ("NOK")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 3,000,000,000
	(ii)	Tranche:	NOK 500,000,000
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 18 June 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 22 July 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 10 August 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 1 September 2009 and the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 9 October 2009
5	Issue Price:		101.725 per cent. of the Aggregate Nominal Amount plus 161 days' accrued interest from and including 29 May 2009 to but excluding 6

			November 2009
6	(i)	Specified Denominations:	NOK 10,000
	(ii)	Calculation Amount:	NOK 10,000
7	(i)	Issue Date:	6 November 2009
	(ii)	Interest Commencement Date:	29 May 2009
8	Maturity Date:		29 May 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	29 May in each year, commencing 29 May 2010 up to and including the Maturity Date
	(iii)	Fixed Coupon Amount:	NOK 400 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA) unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NOK 10,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Oslo
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager	Not Applicable

	(iii) Managers' Commission:	Total Commission of 1.625 per cent. (0.225 per cent. combined management and underwriting commission and 1.400 per cent. selling concession)
37	If non-syndicated, name and address of Dealer:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of NOK 0.117521, producing a sum of:	Euro 58,760,500
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from 6 November 2009. The Notes are to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 18 June 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 22 July 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 10 August 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 1 September 2009 and the 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 9 October 2009, which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom,

Commission de surveillance du secteur financier in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 509,259,417.81 (including 161 days' accrued interest)
(iii)	Estimated total expenses:	NOK 8,187,500 (comprising NOK 62,500 Managers' expenses and NOK 8,125,000 selling concession and a combined management, and *underwriting commission*)

6 Yield

Indication of yield:	3.471 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0429483224
(iii)	*Common Code:*	042948322

	(iv)	German WKN-code:	A1AGZP
	(v)	Private Placement number	Not Applicable
	(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(vii)	Delivery:	Delivery against payment
	(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable
12	**General**		
	(i)	Time period during which the offer is open:	Not Applicable
	(ii)	Description of the application process:	Not Applicable
	(iii)	Description of possibility to reduce subscriptions:	Not Applicable
	(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
	(v)	Minimum and/or maximum amount of application:	Not Applicable
	(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
	(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
	(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2126A
TRANCHE NO: 1
USD 96,390,000 Zero Coupon Callable Notes 2009 due 9 November 2029 (the 'Notes')

Issue Price: 31.1216998 per cent.

Citi

The date of these Final Terms is 5 November 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 and the supplemental Offering Circular, relating to a recent development, dated October 23, 2009, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2128A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 96,390,000
	(ii)	Tranche:	USD 96,390,000
5	Issue Price:		31.1216998 per cent. of the Aggregate Nominal Amount
6	(iii)	Specified Denominations:	USD 10,000
	(iv)	Calculation Amount:	USD 10,000
7	(i)	Issue Date:	9 November 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	*Maturity Date:*	9 November 2029
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:	100 per cent. of the Aggregate Nominal Amount at the Maturity Date
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield (Condition 7(b)):	6.01 per cent. per annum
	(ii) Day Count Fraction (Condition 1(a)):	30/360 unadjusted
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	The Issuer has the right to call the Notes in whole on 9 November in every third year from and including 9 November 2010 to and including 9 November 2028

(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	The relevant Optional Redemption Amount shall be pro rated by the Calculation Agent, taking into account the holding of each Noteholder and shall be paid as follows:

Optional Redemption Date	Optional Redemption Amount expresses as a Percentage of the Specified Denomination	Optional Redemption Amount per Specified Denomination (USD)
9 November 2010	32.99211400%	3,299.214400
9 November 2013	39.30525768%	3,930.525768
9 november 2016	46.82644105%	4,682.644105
9 November 2019	55.78682626%	5,578.682626
9 November 2022	66.46180906%	6,646.180906
9 November 2025	79.17948305%	7,917.948305
9 November 2028	94.33072352%	9,433.072352

	(iii)	If redeemable in part:	
		Minimum Redemption Amount:	Not Applicable
		Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than 5 Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		USD 10,000 per Calculation Amount

25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if *required or if different from* that set out in the Conditions) on redemption (a) on the *occurrence of an event of* default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) *for taxation reasons* (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

		temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	*Details relating to Partly Paid* Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers Commission	Not Applicable
37	If non-syndicated, name and address of Dealer:		Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom
38	Applicable TEFRA exemption:		TEFRA D
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.668712, producing a sum of (for Notes not denominated in Euro):	Euro 64,457,149.68
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 9 November 2009
(iii)	Estimate of total expenses related to admission to trading:	EUR 8,700.00

2 *Ratings*

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

Not Applicable

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0462998252
(iii)	Common Code:	046299825
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment

(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

5 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2075A
TRANCHE NO: 3
NOK 250,000,000 4.25 per cent. Fixed Rate Notes 2009 due 2 September 2014 (the "Notes")

(to be consolidated and form a single series with the NOK 750,000,000 4.25 per cent. Notes 2009 due 2 September 2014 issued on 2 September 2009 and the NOK 500,000,000 4.25 per cent. Notes 2009 due 2 September 2014 issued on 9 October 2009)

Issue Price: 102.425 per cent. (plus 76 days' accrued interest from and including 2 September 2009 to but excluding 17 November 2009)

RBC Capital Markets

The date of these Final Terms is 12 November 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 8, 2009 and the supplemental Offering Circular dated October 23, 2009 relating to a recent development, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2075A
	(ii)	Tranche Number:	3
	If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)		to be consolidated and form a single series with the NOK 750,000,000 4.25 per cent. Notes 2009 due 2 September 2014 issued on 2 September 2009 and the NOK 500,000,000 4.25 per cent. Notes 2009 due 2 September 2014 issued on 9 October 2009
3	Specified Currency or Currencies:		Norwegian Krone ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 1,500,000,000
	(ii)	Tranche:	NOK 250,000,000
5	Issue Price:		102.425 per cent. of the Aggregate Nominal Amount plus 76 days' accrued interest from and including 2 September 2009 to but excluding 17 November 2009
6	(i)	Specified Denominations:	NOK 10,000
	(ii)	Calculation Amount:	NOK 10,000
7	(i)	Issue Date:	17 November 2009

	(ii)	Interest Commencement Date (if different from the Issue Date):	2 September 2009
8	Maturity Date:		2 September 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.25 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	2 September in each year commencing on 2 September 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount:	NOK 425 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual - ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NOK 10,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an	As set out in the Conditions

		Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (*Bearer Notes* only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Oslo
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the

		temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.119871, producing a sum of (for Notes not denominated in Euro):	Euro 29,967,750
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date. The Notes are to be consolidated and form a single series with the NOK 750,000,000 4.25 per cent. Notes 2009 due 2 September 2014 issued on 2 September 2009 and the NOK 500,000,000 4.25 per cent. Notes 2009 due 2 September 2014 issued on 9 October 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Financial Market Authority (FMA) in Austria, *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Rahoitustarkastus* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de surveillance du secteur financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, Romanian National Securities Commission (*Comisia Nationala a Valorilor Mobiliare)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 253,587,328.77 (including 76 days' accrued interest)
(iii)	Estimated total expenses:	NOK 4,687,500 (being the combined management and underwriting commission and selling concession)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	3.686 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i) Intended to be held in a manner which No

		would allow Eurosystem eligibility:	
	(ii)	ISIN Code:	XS0448022102
	(iii)	Common Code:	044802210
	(iv)	German WKN-code:	Not Applicable
	(v)	Private Placement number	Not Applicable
	(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(vii)	Delivery:	Delivery against payment
	(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable
12	**General**		Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2118A

TRANCHE NO: 2

TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2009 due 22 January 2014 (the "Notes")

(to be consolidated and form a single series with the TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2009 and the TRY 25,000,000 9.50 per cent. Fixed Rate Notes 2009 due 22 January 2014 issued on 22 October 2009)

Issue Price of the Notes: 97.905 per cent. (plus 25 days' accrued interest from and including 22 October 2009 to but excluding 16 November 2009)

RBC Capital Markets **Rabobank International**

The date of these Final Terms is 12 November 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 and the supplemental Offering Circular dated 23 October 2009, relating to a recent development, which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2118A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		New Turkish Lira ("**TRY**")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 125,000,000
	(ii)	Tranche:	TRY 50,000,000
			The Notes will be consolidated and form a single series with the TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2009 and the TRY 25,000,000 9.50 per cent. Fixed Rate Notes 2009 due 22 January 2014 issued on 22 October 2009.
5	Issue Price:		The Issue Price in respect of the Notes is 97.905 per cent. of the Aggregate Nominal Amount of the Notes (plus 25 days' accrued interest from and including 22 October 2009 to but excluding 16 November 2009)
6	(i)	Specified Denominations:	TRY 1,000

	(ii)	Calculation Amount:	TRY 1,000
7	(i)	Issue Date:	16 November 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	22 October 2009
8	Maturity Date:		22 January 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		9.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	9.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 January in each year, commencing 22 January 2010 (first short coupon)
	(iii)	Fixed Coupon Amount:	TRY 95 per Calculation Amount, save as set out in Broken Amount hereunder
	(iv)	Broken Amount:	TRY 23.95 in respect of the first short coupon
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	TRY 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index	As set out in the Conditions

	Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Istanbul and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which	Not Applicable

	each payment is to be made:	
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	1.400 per cent. selling commission 0.225 per cent. management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		<u>Turkey</u> Each Manager has acknowledged that the Notes have not been, and will not be, registered with the Turkish Capital Markets Board ("**CMB**") under the provisions of Law no. 2499 of the Republic of Turkey relating to capital markets (the "**Capital Markets Law**"). The Managers have represented and agreed that no

		disclosure document nor any other offering material related to the offering will be utilised in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Notes (or beneficial interests therein) without the prior approval of the CMB. In addition, the Managers have represented and agreed that they have not sold or caused to be sold and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey, unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.453441 producing a sum of (for Notes not denominated in Euro):	The aggregate principal amount in Euro of the Notes is Euro 22,672,050
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 16 November 2009. The Notes are to be consolidated and form a single series with the TRY 50,000,000 9.50 per cent. Fixed Rate Notes 2009 and the TRY 25,000,000 9.50 per cent. Fixed Rate Notes 2009 due 22 January 2014 issued on 22 October 2009.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Financial Market Authority (FMA) in Austria, *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de surveillance du secteur financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, Romanian National Securities Commission (*Comisia Naţională a Valorilor Mobiliare*) in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 48,465,342.47 (including 25 days' interest)
(iii)	Estimated total expenses:	TRY 812,500 (being the combined management and underwriting commission and selling concession)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	The yield of the Notes is 10.156 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0458474383
(iii)	Common Code:	045847438
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg	Not Applicable

		and the relevant number(s):	
	(vii)	Delivery:	Delivery against payment
	(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable
12	**General**		Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2073A
TRANCHE NO: 2

TRY 50,000,000 11.25 per cent. Fixed Rate Notes 2009 due 27 August 2013 (the "Notes")
(to be consolidated and form a single series with the Issuer's TRY 150,000,000 11.25 per cent. Fixed Rate Notes 2009 due 27 August 2013 issued on 27 August 2009)

Issue Price: 105.245 per cent. (plus 84 days' accrued interest from and including 27 August 2009 to but excluding 19 November 2009)

Rabobank International **TD Securities**

The date of these Final Terms is 17 November 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 8, 2009 and the supplemental Offering Circular dated October 23, 2009, relating to a recent development, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and *www.bourse.lu*.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2073A
	(ii)	Tranche Number:	2 (to be consolidated and form a single series with the Issuer's TRY 150,000,000 11.25 per cent. Fixed Rate Notes 2009 due 27 August 2013 issued on 27 August 2009)
3	Specified Currency or Currencies:		Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 200,000,000
	(ii)	Tranche:	TRY 50,000,000
5	Issue Price:		105.245 per cent. of the Aggregate Nominal Amount plus 84 days' accrued interest from and including 27 August 2009 to and excluding 19 November 2009
6	(i)	Specified Denominations:	TRY 1,000
	(ii)	Calculation Amount:	TRY 1,000

7	(i)	Issue Date:	19 November 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	27 August 2009
8	Maturity Date:		27 August 2013
9	Domestic Note:		No
10	Interest Basis:		11.25 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	11.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	27 August in each year commencing on 27 August 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount:	TRY 112.50 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note**		Not Applicable

	Provisions	
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	TRY 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or	As set out in the Conditions

		Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Istanbul
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
	(ii)	Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
	(iii)	Managers' Commission:	1.400 per cent. selling commission, and 0.225 per cent. combined management and underwriting commission, in each case, of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules

39	Additional selling restrictions:	The Managers have acknowledged that the Notes have not been, and will not be, registered with the Turkish Capital Markets Board ("**CMB**") under the provisions of Law no. 2499 of the Republic of Turkey relating to capital markets. The Managers have represented and agreed that neither the Prospectus nor any other offering material related to the offering will be utilised in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Notes (or beneficial interests therein) without the prior approval of the CMB. In addition, the Managers have represented and agreed that they have not sold or caused to be sold and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.
40	Subscription period:	Applicable, see item 12 Part B

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.454918, producing a sum of (for Notes not denominated in Euro):	Euro 22,745,900
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

Signed on behalf of the Issuer:

By:

Duly authorised

A11402365/1.0

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 19 November 2009. The Notes are to be consolidated and form a single series with the TRY 150,000,000 11.25 per cent. Fixed Rate Notes 2009 due 27 August 2013 issued on 27 August 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange's Regulated Market.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Finanzmarktaufsicht (FMA) in Austria, . *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Natională a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the *Offering Circular*, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	*Reasons for the offer:*	Banking Business
(ii)	Estimated net proceeds:	TRY 53,069,520.55
(iii)	Estimated total expenses:	TRY 847,500 (*comprising a combined management*, selling and underwriting commission of TRY 812,500 and Managers' expenses of TRY 35,000).

6 Yield

Indication of yield:	9.501 per cent. per annum. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	Temporary ISIN Code:	XS0468101471
(iii)	Permanent ISIN Code	XS0447584409
(iv)	Temporary Common Code:	046810147
(v)	Permanent Common Code	044758440
(vi)	*Temporary German WKN-code:*	A1AP3Q

(vii)	German WKN-code:	A1ALR2
(viii)	*Temporary Valoren code*	CH10745435
(ix)	Valoren Code:	CH10471332
(x)	Private Placement number	Not Applicable
(xi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(xii)	Delivery:	Delivery against payment
(xiii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(xiv)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	From and including 17 November 2009 to 30 days from 19 November 2009, provided that the offer period: (i) in Austria will not commence until the filing required by the competent authority of Austria has been duly made; and (ii) in Germany will not commence until the Final Terms have been published in accordance with Article 14 of the Prospectus Directive
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the *securities and for delivery of the* securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2055A
TRANCHE NO: 8

AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 (the "Notes")

(to be consolidated and form a single series with the AUD 175,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 July 2009, the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 5 August 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 August 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 16 September 2009, the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 24 September 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 14 October 2009 and the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 6 November 2009)

Issue Price: 100.0375 per cent. (plus 121 days' accrued interest from and including 27 July 2009 to but excluding 25 November 2009)

TD Securities

The date of these Final Terms is 23 November 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 8, 2009 and the supplemental Offering Circular dated October 23, 2009, relating to a recent development, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2055A
	(ii)	Tranche Number:	8
3	Specified Currency or Currencies:		Australian Dollars ("AUD")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 775,000,000
	(ii)	Tranche:	AUD 75,000,000
5	Issue Price:		100.0375 per cent. of the Aggregate Nominal Amount plus 121 days' accrued interest from and including 27 July 2009 to but excluding 25 November 2009
6	(i)	Specified Denominations:	AUD 1,000
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	25 November 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	27 July 2009

8	Maturity Date:		27 July 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	27 July in each year commencing on 27 July 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	AUD 55.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA, following unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission

37	If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.622222, producing a sum of (for Notes not denominated in Euro):	Euro 46,666,650
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 25 November 2009 The Notes are to be consolidated and form a single series with the AUD 175,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 July 2009, the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 5 August 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 August 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 16 September 2009, the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 24 September 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 14 October 2009 and the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 6 November 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	*Reasons for the offer:*	Banking business
(ii)	Estimated net proceeds	AUD 75,349,340.75
(iii)	Estimated total expenses:	AUD 1,046,250 (comprising a combined management, selling and underwriting commission of AUD 1,031,250 and Managers' expenses of AUD 15,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.471 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT *an indication of future yield.*

7 Historic Interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of Investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN:	XS0440737905
(iii)	Common Code:	044073790
(iv)	German WKN-code:	A1AKDU
(v)	Valoren Code:	CH10371778
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1531A
TRANCHE NO: 2
EUR 100,000,000 3.375 per cent. Notes 2009 due 18 January 2016

to be consolidated and form a single series with the Issuer's EUR 1,750,000,000 3.375 per cent Notes 2009 due 18 January 2016 issued on 18 January 2006 (the "Tranche 1 Notes")

Issue Price: 100.21 per cent. (plus 312 days' accrued interest from (and including) 18 January 2009 to (but excluding) 26 November 2009)

Rabobank International

The date of these Final Terms is 24 November 2009

//

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') contained in the Agency Agreement dated 11 July 2005 and set forth in the Offering Circular dated 11 July 2005. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated May 8, 2009 and the supplemental Offering Circular dated 23 October 2009, which together constitute a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 11 July 2005. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated 11 July 2005 and 8 May 2009 and the supplemental Offering Circular dated 23 October 2009. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated 11 July 2005 and 8 May 2009 and the supplemental Offering Circular dated 23 October 2009, contains all information that is material in the context of the issue of the Notes. The Offering Circulars and the supplemental Offering Circular are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1531A
	(ii)	Tranche Number:	2
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)		(to be consolidated and form a single series with the Issuer's EUR 1,750,000,000 3.375 per cent Notes 2009 due 18 January 2016 issued on 18 January 2006)
3	Specified Currency or Currencies:		Euro (EUR)
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 1,850,000,000
	(ii)	Tranche:	EUR 100,000,000
5	Issue Price:		100.21 per cent. of the Aggregate Nominal Amount plus 312 days' accrued interest from (and including) 18

//

			January 2009 to (but excluding) 26 November 2009
6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount:	Not Applicable
7	(i)	Issue Date:	26 November 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		18 January 2016
9	Domestic Note: (If Domestic Note, there will be no gross-up for withholding tax)		Yes
10	Interest Basis:		3.375 per cent. Fixed Rate further particulars specified below
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		
	(i)	Rate(s) of Interest:	3.375 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	18 January in each year commencing on 18 January 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount (s):	EUR 33.75 per EUR 1,000 in nominal amount

//

	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA
	(vi)	Determination Date(s) (Condition 1(*a*)):	Each Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the	Yes, as set out in the Conditions

//

		occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No

29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Amsterdam
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Notes are represented by a temporary Global Note or a permanent Global Note and the temporary Global Note or the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable

//

	(iii) Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court, One Queenhithe, London, EC4V 3RL, United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

//

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from 26 November 2009.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,775

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Finanzmarktaufsicht (FMA) in Austria, the Commission bancaire, financière et des assurances (CBFA) in Belgium, Finanstilsynet in Denmark, Finanssivalvonta (Fiva), in Finland, Autorité des marchés financiers (AMF) in France, Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany, Epitroph Kefalaiagoras in Greece, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, Kredittilsynet in Norway, Comissão do Mercado de Valores Mobiliários (CMVM) in Portugal, Comisia Naţională a Valorilor Mobiliare (CNVM) in Romania, Comisión Nacional del Mercado de Valores (CNMV) in Spain, Finansinspektionen in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Yield *(Fixed Rate Notes Only)*

Indication of yield:	3.335 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

6 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

7 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

8 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

9 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

10 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	Temporary ISIN: XS0469880271 Permanent ISIN: XS0240383603
(iii)	Common Code:	Temporary Common Code: 046988027 Permanent Common Code: 024038360
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(I) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank	Not Applicable

//

AG, London Branch):

11 **General**

Not Applicable

NOTICE OF FINAL AGGREGATE NOMINAL AMOUNT

RABOBANK NEDERLAND

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

ISIN CODE: XS0463967074

SERIES NO: 2129A
TRANCHE NO: 1
EUR 100,000,000 Floating Rate Notes 2009 due 4 December 2016 (the "Notes")

Reference is made to the Final Terms dated 2 November 2009 (the "**Final Terms**") relating to the Notes issued by Coöperatieve Centrale Raiffeisen Boerenleenbank B.A. (Rabobank Nederland) (the "**Issuer**"). Under the Terms and Conditions of the Notes the Issuer reserved the right to increase or decrease the Aggregate Nominal Amount of the Notes depending on the amount of Notes subscribed for during the subscription period. In accordance with this right the Issuer has decided to increase the Aggregate Nominal Amount of the Notes.

The Issuer hereby confirms that the final Aggregate Nominal Amount of the Notes is EUR 174,000,000.

This notice has been prepared for information purposes only. The offering of the Notes is being made solely on the basis of the Final Terms together with the Offering Circular dated 8 May 2009 and the Offering Circular Supplement dated 23 October 2009.

Date: 26 November 2009

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2129A
TRANCHE NO: 1
EUR 100,000,000 Floating Rate Notes 2009 due 4 December 2016 (the "Notes")

Issue Price: 100.25 per cent.

Rabobank International

The date of these Final Terms is 2 November 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 8, 2009 and the supplemental Offering Circular dated 23 October 2009, relating to a recent development (the 'Offering Circular'), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

A Dutch language description of the principal terms of the Notes is contained in Annex I hereto and a Belgian tax paragraph is contained in Annex II hereto.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2129A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		The Aggregate Nominal Amount of the Notes will depend on the demand for the Notes during the subscription period. Any increase or decrease will be published as soon as practicable after close of the subscription period (as further set out in Part B item 12 (vii)).
	(i)	Series:	EUR 100,000,000
	(ii)	Tranche:	EUR 100,000,000
5	Issue Price:		100.25 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	EUR 1,000

//

	(ii)	Calculation Amount:	EUR 1,000
7	(i)	Issue Date:	4 December 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		Specified Interest Payment Date falling on or nearest to 4 December 2016
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3 month EURIBOR Floating Rate further particulars specified below
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	4 December in each year, commencing on 4 December 2010 and ending on the Maturity Date
	(iii)	Business Day Convention:	Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination

//

	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	The Calculation Agent
	(viii)	Screen Rate Determination (Condition 1(*a*)):	Not Applicable
	(ix)	ISDA Determination (Condition 1(*a*)):	Applicable
		- Floating Rate Option:	EUR-EURIBOR-Reuters
		- Designated Maturity:	3 months
		- Reset Date:	The first date of each Interest Period
		- ISDA Definitions:	Not Applicable
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	3.00 per cent. per annum
	(xii)	Maximum Rate of Interest:	6.00 per cent. per annum
	(xiii)	Day Count Fraction (Condition 1(*a*)):	30/360, unadjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 1,000 per Calculation Amount

25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(g) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	Not Applicable
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

//

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable

//

	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	0.30% of the Aggregate Nominal Amount sold by the distributor, to be paid upfront at the Issue Date.
37	If non-syndicated, name and address of Dealer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), London Branch Thames Court, One Queenhithe London, EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		From (and including) 9 November 2009 9.00 hrs. (Amsterdam time) to (and including) 27 November 2009 15.00 hrs. (Amsterdam time) (as further set out in Part B item 12 (i)).

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):		Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:		Applicable
	(i)	Numbering and letters:	Not Applicable
	(ii)	Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii)	Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

//

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,550

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk.

As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)*, in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliàrios (CMVM)* in Portugal, *Comisia Naţională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the Issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses]

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	EUR 99,950,000
(iii)	Estimated total expenses:	EUR 300,000 (comprising of the Dealer's commission)

6 Yield *(Fixed Rate Notes Only)*

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic EURIBOR rates can be obtained from Reuters EURIBOR01.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate(s) of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0463967074
(iii)	Common Code:	046396707
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch, Croeselaan 18, 3521 CB Utrecht, The Netherlands

//

12 General

		Applicable
(i)	Time period during which the offer is open:	The offer of the Notes is expected to open at 09.00 hrs. (Amsterdam time) on 9 November 2009 and close at 15.00 hrs. (Amsterdam time) on 27 November 2009 or such earlier or later date or time as the Issuer may determine and will be announced on www.raboglobalmarkets.nl. The Issuer reserves the right to withdraw, extend or alter the offer of the Notes before payment has been made on the Notes. Such withdrawal, extension or amendment will be announced in the aforementioned manner.
(ii)	Description of the application process:	All applications will be made (directly or indirectly) through the Dealer and allocated in full subject to the below.
(iii)	Description of possibility to reduce subscriptions:	Subscriptions in excess of the Aggregate Nominal Amount shall, in principal, be honoured automatically.
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Minimum amount of EUR 1,000 and maximum amount not applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Delivery against payment
(vii)	Manner and date in which results of the offer are to be made public:	The Issuer reserves the right to increase or decrease the Aggregate Nominal Amount of the Notes to be issued. Such increase or decrease will be announced on the aforementioned manner. If the Issuer increases or decreases the Aggregate Nominal Amount the number of Notes issued will be increased or, as the case may be, decreased by a number equal to the division of the increased or, as the case may be, decreased Aggregate Nominal Amount by the Specified Denomination.
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

//

Annex I

DUTCH LANGUAGE DESCRIPTION

NEDERLANDSTALIGE BESCHRIJVING VAN DE UITGIFTE VAN

EUR 100,000,000 FLOATING RATE NOTES 2009 DUE 4 DECEMBER 2016

(RABO VARIABLE COUPON OBLIGATIE 4)

Onder het EUR 110.000.000.000 Global Medium-Term Note Programme geeft Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (hierna Rabobank Nederland) nominaal EUR 100,000,000 Floating Rate Notes 2009 due 4 December 2016 (Rabo Variabele Coupon Obligatie 4) (de "Obligatie").

De volledige leningsvoorwaarden voor de Obligatie worden uiteengezet in het Engelstalige offering circular gedateerd 8 mei 2009 en het offering circular supplement gedateerd 23 oktober 2009 (hierna tezamen het Basis Prospectus). De Engelstalige Final Terms, gedateerd 2 november 2009 (hierna de Definitieve Voorwaarden) dienen tezamen met het Basis Prospectus (tezamen met de Definitieve Voorwaarden, hierna het "Prospectus") te worden gelezen. Potentiële investeerders worden hierbij gewezen op de 'Risk Factors' op pagina's 8 tot en met 15 van het Basis Prospectus. Hieronder volgt een beschrijving van de voornaamste kenmerken van de Obligatie.

De uitgiftedatum voor de Obligatie is gesteld op 4 december 2009. De inschrijvingsperiode begint op 9 november 2009 en eindigt op 27 november 2009 om 15.00 uur (Amsterdamse tijd) (hierna de "Inschrijvingsperiode"). Rabobank Nederland behoudt zich het recht voor om de Inschrijvingsperiode vervroegd te sluiten, te verlengen dan wel aan te passen en om het aanbod tot uiterlijk 10 decmeber 2009, eind van de dag, terug te trekken. Een dergelijke gebeurtenis zal door Rabobank Nederland worden bekend gemaakt via www.raboglobalmarkets.nl.

Indien de inschrijvingen op de Obligatie gedurende de Inschrijvingsperiode het totale nominale bedrag van EUR 100.000.000 overschrijden of onderschrijden, kan Rabobank Nederland het totale nominale bedrag verhogen respectievelijk verlagen. De toewijzing van de Obligatie geschiedt systematisch. Rabobank Nederland behoudt zich het recht voor om een nieuwe serie of tranche van de Obligatie met dezelfde voorwaarden uit te geven die dooréénleverbaar zullen zijn met de thans uit te geven Obligaties.

De Obligatie wordt uitgegeven tegen een uitgifteprijs van 100,25%, zijnde EUR 1.002.50 per Note. Potentiële kopers kunnen per Note van EUR 1.000 nominaal (hierna de "Nominale Waarde") inschrijven. Afwikkeling van de Obligatie vindt plaats via de systemen van Euroclear en Clearstream.

De looptijd van de Obligatie is 7 jaar. De einddatum zal 4 december 2016 (hierna de "Einddatum") zijn. Alle berekeningen vanwege de Obligatie worden gemaakt door de daarvoor aangewezen agent ('Calculation Agent').

Rentevergoeding

De rentevergoeding van de Obligatie wordt vastgesteld op basis van een vaste formule. Deze wordt ieder jaar voor het navolgende jaar gebaseerd op het 3-maands Euribor rentetarief zoals dat twee werkdagen voor de daaropvolgende jaarlijkse renteperiode wordt gepubliceerd op de Reuters pagina EURIBOR01. De rentebetaaldag is 4 december van elk jaar, voor de eerste keer op 4 december 2010.

De minimale jaarlijkse rentevergoeding bedraagt daarbij 3% van de nominale waarde. Er is echter ook een maximum aan verbonden: de maximale jaarlijkse rentevergoeding bedraagt 6% van de nominale waarde. Indien het 3-maands Euribor rentetarief meer dan 6% is, ontvangt u dus een rentevergoeding van 6% van de nominale waarde.

De *rentebetalingen zijn berekend op basis van het aantal dagen* (30/360) maal de vastgestelde rente, met een maximum van 6% en een minimum van 3%.

Aflossing

De Obligatie wordt afgelost op de Einddatum tegen de Nominale Waarde, EUR 1.000.

Risico's

De volgende risico's zijn van toepassing op de Obligatie. Deze opsomming is overigens niet volledig. Lees voor een uitgebreide beschrijving van de risico's van het product het Basis Prospectus.

Renteontwikkeling

Tijdens de looptijd is de waarde van de *Obligatie voornamelijk afhankelijk van de* renteontwikkeling. De koers van de Obligatie kan door deze of andere renteontwikkelingen variëren. De terugbetaling van de Nominale Waarde van de Obligatie is alleen op de einddatum gegarandeerd. *Bij tussentijdse verkoop* is dat niet het geval. Een aantal renteontwikkelingen kan een negatief effect op de koers van de Obligatie hebben. Twee voorbeelden van deze renteontwikkelingen worden hierna beschreven. Deze voorbeelden beschrijven slechts twee mogelijke situaties en geven geen volledig beeld van alle mogelijkheden.

Verschil tussen nominale waarde en uitgifteprijs

De uitgifteprijs is 100,25% van de nominale waarde van de Obligatie. Op de einddatum ontvangt u 100% van de Nominale Waarde, zijnde EUR 1.000.

Debiteurenrisico

Als belegger loopt u debiteurenrisico op de uitgevende instelling van de Obligatie: Centrale Coöperatieve Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

Notering

Een aanvraag tot notering aan Euronext Amsterdam by NYSE Euronext is ingediend.

Deze beschrijving van voornaamste kenmerken van de Obligatie is een beschrijving en vertaling van het Prospectus. Het Prospectus is evenwel beslissend. Deze tekst in de Nederlandse taal is opgesteld om zo nauwkeurig als redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen van de Engelstalige documentatie. Bij onderlinge verschillen tussen het Prospectus en deze Nederlandstalige beschrijving zal het Prospectus evenwel doorslaggevend zijn.

Het Basis Prospectus en de Definitieve Voorwaarden zijn kosteloos verkrijgbaar ten kantore van Rabobank Nederland, Croeselaan 18, 3521 CB Utrecht en via www.raboglobalmarkets.nl.

Annex II

BELGIAN TAX PARAGRAPH

The following summary describes the principal Belgian tax considerations with respect to the holding of the Notes obtained by an investor following this offer in Belgium.

This information is of a general nature and does not purport to be a comprehensive description of all Belgian tax considerations that may be relevant to a decision to acquire, to hold and to dispose of the Notes. In some cases, different rules can be applicable. Furthermore, the tax rules can be amended in the future, possibly implemented with retroactive effect, and the interpretation of the tax rules may change.

This summary is based on the Belgian tax legislation, rules, and administrative interpretations and similar documentation, in force as of the date of the publication of this offer in Belgium, without prejudice to any amendments introduced at a later date, even if implemented with retroactive effect.

This summary does not describe the tax consequences for a holder of Notes that are redeemable in exchange for, or convertible into shares, of the exercise, settlement or redemption of such Notes and/or any tax consequences after the moment of exercise, settlement or redemption.

Each prospective holder of Notes should consult a professional adviser with respect to the tax consequences of an investment in the Notes, taking into account the influence of each regional, local or national law.

__Income taxes__

Individual private investors

Natural persons who are noteholders and who are Belgian residents for tax purposes, i.e. who are subject to Belgian personal income tax (*Personenbelasting/Impôt des personnes physiques*), are in Belgium subject to the following tax treatment with respect to the Notes. Other rules can however be applicable in special situations, in particular when natural persons resident in Belgium acquire the Notes for professional purposes or when their transactions with respect to the Notes fall outside the scope of the normal management of their own private estate.

Any amount paid by the Issuer in excess of the issuance price of the Notes at the maturity date or at early redemption, is taxable as interest.

Payments of interest on the Notes made through a paying agent in Belgium will in principle be subject to a 15 per cent. withholding tax in Belgium (calculated on the interest received after deduction of any non-Belgian withholding taxes). The Belgian withholding tax constitutes the final income tax for natural persons. This means that they do not have to declare the interest obtained on the Notes in their personal income tax return, provided withholding tax was levied on these interest payments.

However, if the interest is paid outside Belgium without the intervention of a Belgian paying agent, the interest received (after deduction of any non-Belgian withholding tax) must be declared in the personal income tax return and will be taxed at a flat rate of 15 per cent. (plus communal surcharges).

If the Notes qualify as fixed income securities in the meaning of article 2, §4 Belgian Income Tax Code, the interest income of the notes is taxable in the hands of each of the successive noteholders based upon the duration that they have been holding the notes. This implies that the noteholders can not avoid taxation by selling the note before maturity or before redemption by the

issuer. According to the tax administration, the taxable event arises at the moment of sale if the noteholder transfers the note to someone other than the issuer. However, the viewpoint of the tax administration is criticised by the majority of the commentators and it has already been overruled in a decision of the Court of Antwerp (decision of 12 March 2002). According to the majority of the authors and the Court of Antwerp, the taxable event can only occur when the note is reimbursed to the final noteholder by the issuer. This also goes for the other noteholders.

An income equal to the pro rata of accrued interest corresponding to the detention period must be declared. Income tax at a flat rate of 15 per cent. to be increased with communal surcharges will be due if no Belgian withholding tax has been levied on the pro rata of accrued interest corresponding to the detention period.

Please be aware that where the noteholder does not have any guarantee that the principal will be recovered and is not entitled to a guaranteed return either (this may be the case with equity linked notes, index linked notes etc.), it is questionable that such notes qualify as fixed income securities.

Capital gains realised on the sale of the Notes, except for the pro rata of accrued interest in the case of fixed income securities, are in principle tax exempt, unless the capital gains are realised outside the scope of the management of one's private estate or unless the Notes are repurchased (whether or not on the maturity date) by the Issuer. In the latter case, the capital gain is taxable as interest.

Tax treatment of Belgian corporations

Corporate noteholders who are subject to Belgian Corporate Income Tax (*Vennootschapsbelasting/Impôt des sociétés*) are subject to the following tax treatment with respect to the Notes.

Interest derived by Belgian corporate investors on the Notes and capital gains realised on the Notes will be subject to Belgian corporate income tax of 33.99 per cent.. Realised capital losses are in principle deductible. Moreover, the tax deductibility of unrealised capital losses can be argued provided that the noteholder (i) does not have any guarantee that the principal will be recovered and (ii) does not have any guaranteed return either (this situation may occur with equity linked notes, index linked notes etc.).

Interest payments to a Belgian corporation made through a paying agent in Belgium may qualify for exemption from withholding tax if a certificate is delivered (articles *108 and 117, § 12 Royal* Decree implementing the Belgian Income Tax Code. However, no exemption from Belgian withholding tax applies to zero coupon notes (article 266, par. 2 Belgian Income Tax Code. When Belgian withholding tax was levied, such withholding tax is creditable against the corporate income tax due provided the legal requirements for creditability are met.

Other legal entities

Legal entities noteholders who are Belgian residents for tax purposes and who are subject to Belgian tax on legal entities (*Rechtspersonenbelasting/impôt des personnes morales*) are subject to the following tax treatment with respect to the Notes.

Any amount paid by the Issuer in excess of the issuance price of the Notes at the maturity day or subsequent to early redemption is taxable as interest.

Payments of interest on the Notes made through a paying agent in Belgium will in principle be subject to a 15 per cent. withholding tax in Belgium and no further tax on legal entities will be due on the interest.

However, if the interest is paid outside Belgium without the intervention of a Belgian paying agent and without the deduction of Belgian withholding tax, the legal entity itself is responsible for the payment of 15 per cent. withholding tax.

//

If the Notes qualify as fixed income securities in the meaning of article 2, §4 Belgian Income Tax Code in case of a realisation of the Notes between two interest payment dates or before maturity / reimbursement by the Issuer, Belgian legal entities are taxable on the pro rata of accrued interest corresponding to the detention period.

Capital gains realised on the sale of the Notes are in principle tax exempt, unless the Notes are repurchased by the Issuer (in which case the capital gain is taxable as interest) and except for the pro rata of accrued interest in the case of fixed income securities.

Special tax regime

Under Belgian tax law, a number of entities such as qualifying pension funds and Undertakings for Collective Investments in Transferable Securities (UCITS) enjoy a special tax regime, whereby interest income is not taken into account for determining the taxable basis.

Non-resident investors

The interest income on the Notes paid through a (financial) intermediary established in Belgium will, in principle, be subject to a 15 per cent. withholding tax subject to such relief as may be available under applicable domestic and tax treaty provisions.

An exemption is available under Belgian domestic provisions in case of payment of interest on the Notes through a (financial) intermediary established in Belgium, provided that such (financial) intermediary qualifies as a recognised credit institution, stock exchange company or clearing or settlement institution and pays the interest to certain qualifying credit institutions, financial intermediaries, clearing and settlement institutions or portfolio management companies established outside of Belgium, referred to in Article 261, para. 4 Belgian Income Tax Code.

A second exemption available under Belgian domestic provisions is in case of payment of interest on the Notes through a (financial) intermediary established in Belgium, provided that such (financial) intermediary qualifies as a recognised credit institution, exchange company or clearing or settlement institution and pays the interest to non-qualifying intermediaries, on the condition that such non-qualifying intermediary certifies that the beneficial owners (i) are non-residents for Belgian income tax purposes, (ii) have not held the Notes as part of a taxable business activity in Belgium, and (iii) are the legal owners, or hold the usufruct of the Notes (art 264bis Belgian Income Tax Code).

A third exemption available under Belgian domestic provisions is in case of payment of interest on the Notes through a (financial) intermediary established in Belgium, provided that such (financial) intermediary qualifies as a recognised credit institution, exchange company or clearing or settlement institution and pays the interest to non-resident beneficial owners directly, on the condition that such non-resident beneficial owner certifies that he or she (i) is a non-resident for Belgian income tax purposes, (ii) has not held the Notes as part of a taxable business activity in Belgium, and (iii) is the legal owner, or holds the usufructus of the Notes (art 230, 2°, b) Belgian Income Tax Code).

The non-resident companies or professionals who use the debt instruments to exercise a professional activity in Belgium through a permanent establishment are subject to the same tax rules as the Belgian resident companies or Belgian professionals. Non-resident Noteholders who do not allocate the Notes to a professional activity in Belgium are not subject to Belgian income tax, save, as the case may be, in the form of withholding tax.

Tax on stock exchange transactions

The sale and purchase of Notes executed in Belgium through a professional intermediary are subject to 0.07 per cent tax on stock exchange transactions in Belgium. This tax applies to both the acquisition and the sale of the Notes. The rate is computed on the sale or purchasing price (broker's commission is not taken into account nor deducted). The tax is nevertheless capped at €500 per transaction and per party.

However, with respect to notes whereby the Noteholder does not have any guarantee that the principal will the recovered (this may be the case with equity linked notes, index linked notes etc.), it is questionable that such notes can be regarded as "bonds" for the application of Belgian tax law. For such instruments, one should consider that the applicable rate is 0.17 per cent.

The acquisition of Notes pursuant to their issuance is not subject to the tax.

Transactions carried out by a number of investors for their own account are exempt:

- intermediaries as mentioned in article 2, 9° and 10° of the Law of 2 August 2002 on the supervision of the financial sector and financial services;
- insurance companies as mentioned in article 2, §1 of the Law of 9 July 1975 on the supervision of insurance companies;
- pension funds (*instellingen voor bedrijfspensioenvoorziening / institutions de retraite professionnelle*) as mentioned in article 2, 1° of the Act of 27 October 2006 on the supervision of pension funds;
- UCITS (Undertakings for Collective Investments in Transferable Securities) and
- non-residents (subject to an affidavit of non-residency).

Tax on the physical delivery of bearer securities

Physical delivery of bearer securities in Belgium (other than such delivery as a consequence of the subscription to a new issue of such securities) is subject to a tax of 0.6 per cent. to be paid by the holder. The tax is computed on the sale price if the delivery follows a sale or other transaction for consideration. Exemptions apply among others in respect of deliveries made to certain institutional investors.

It is however not expected that this tax will apply in practice, since Belgian legislation provides a ban on the physical delivery of bearer securities since January 1st 2008 (article 4 of the Act of 14 December 2005).

Gift tax and inheritance taxes

Belgian tax legislation provides both gift tax and inheritance tax.

The rates vary depending on the Region in which the donator or the deceased has/had his residence (Region meaning either the Brussels Region, Flemish Region or Walloon Region).

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2132 A
TRANCHE NO: 1

EUR 10,000,000 Callable Daily Range Accrual Notes 2009 due 1 December 2017
(the 'Notes')

Issue Price: 100 per cent.

UBS Limited

The date of these Final Terms is 27 November 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 and the supplemental Offering Circular dated October 23, 2009, relating to a recent development, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2132 A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		EURO ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 10,000,000
	(ii)	Tranche:	EUR 10,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i) Specified Denominations:		EUR 50,000
	(ii) Calculation Amount:		EUR 50,000

7	(i) Issue Date:	1 December 2009
	(ii) Interest Commencement Date:	Not Applicable
8	Maturity Date:	1 December 2017
9	Domestic Note:	No
10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period from (and including) the Issue Date to (but excluding) the first Specified Interest Payment Date and each subsequent period from (and including) a Specified Interest Payment Date and to (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	1 March, 1 June, 1 September and 1 December in each year, from (and including) 1 March 2010 and to (and including) the Maturity Date.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	TARGET

(v) Manner in which the Rate(s) of Interest is/are to be determined:

Interest Rate x (n/N) x Specified Denomination x Day Count Fraction

N means the number of calendar days in the Interest Period

n *means the number of calendar days in the* Interest Period that the Underlying is within the following range at fixing (inclusive):

Period	Interest Rate p.a.	Range on Underlying
Year 1	5.00% p.a.	0.00% - 3.50%
Year 2	5.00% p.a.	0.00% - 3.50%
Year 3	5.00% p.a.	0.00% - 4.00%
Year 4	5.00% p.a.	0.00% - 4.00%
Year 5	5.00% p.a.	0.00% - 4.50%
Year 6	5.00% p.a.	0.00% - 4.50%
Year 7	5.00% p.a.	0.00% - 5.00%
Year 8	5.00% p.a.	0.00% - 5.00%

If a particular calendar day in the Interest Period is not a Business Day, then the Underlying for the previous Business Day shall be used. For the observation days starting 5 Business Days prior to each Specific Interest Payment Date to and including the relevant Specific Interest Payment Date, the Underlying observed 5 Business Days prior to that Specific Interest Payment Date shall be used.

"**Underlying**" means EUR 12 Month EURIBOR as determined by the Calculation Agent by referring to the Reuters Page EURIBOR01 on each Business Day at 11:00am Brussels time.

(vi) Interest Period Date(s): Not Applicable

(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent): UBS AG, London Branch

(viii) Screen Rate Determination (Condition 1(a)): Applicable

- Reference Rate: Refer to 17 (v) above

- Interest Determination Date: Refer to 17 (v) above

- *Relevant Screen Page:*	Refer to 17 (v) above
(ix) ISDA Determination *(Condition 1(a)):*	Not Applicable
(x) Margin(s):	Refer to 17 (v) above
(xi) Minimum Rate of Interest:	Refer to 17 (v) above
(xii) Maximum Rate of Interest:	Refer to 17 (v) above
(xiii) Day Count Fraction *(Condition 1(a)):*	30/360
(xiv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18 **Zero Coupon Note Provisions**	Not Applicable
19 **Index Linked Interest Note Provisions**	Not Applicable
20 **Equity Linked Interest Note Provisions**	Not Applicable
21 **Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22 **Call Option**	Applicable
(i) Optional Redemption Date(s):	Each Specified Interest Payment Date, from (and including) 1 December 2010 to (and including) 1 September 2017.
(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 50,000 per Calculation Amount
(iii) If redeemable in part:	Not Applicable
(iv) Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days prior to the relevant Optional Redemption Date

23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 50, 000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable

27 **Early Redemption Amount**

(i)	Early Redemption Amount(s) payable per Specified Denomination and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (*Condition 7(j)*) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with *Condition 7(g) or (e) in* the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition	Yes

8(f)):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET only
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Yes
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	UBS Limited 100 Liverpool Street London EC2M 2RH
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ] producing a sum of (for Notes not denominated in Euro):	Not Applicable

43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
(i)	Numbering and letters:	Not Applicable
(ii)	Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
(iii)	Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.
Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1	**Listing**	
(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from 1 December 2009
(iii)	Estimate of total expenses related to admission to trading:	EUR 4,000
2	**Ratings**	

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes have the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility[1]:	No
(ii)	ISIN Code:	XS0467827639

(iii)	Common Code:	046782763
(iv)	German WKN-code:	A1AP2W
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than *Euroclear and Clearstream*, Luxembourg and the relevant number(s):	Not Applicable
	(i) *The Depository Trust* Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, (London Branch))	UBS Limited 100 Liverpool Street London EC2M 2RH
5	**General**	Not Applicable